MMEX Resources Corporation

3616 Far West Blvd., #117-321

Austin, Texas 78731

February 6, 2018

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance

Re:	Acceleration Request
MMEX Resources Corporation - Registration Statement on Form S-1 File No. 333-218958

Gentlemen:

MMEX Resources Corporation, as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3:30 p.m., Washington, D.C. time, on February 8, 2018, or as soon thereafter as is practicable. Please advise the undersigned at 214-507-4110 (or our securities counsel, Bruce H. Hallett, at (214) 922-4120) of any questions.

In connection with the foregoing request, the Company acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Jack Hanks
Jack Hanks
Chief Executive Officer